Press Release
[Graphic omitted] Ahold
                                                  Royal Ahold
                                                  Public Relations


                                          Date:   May 13, 2003
                          For more information:   +31 75 659 57 20

Ahold's U.S. Foodservice CEO resigns

Zaandam, The Netherlands, May 13, 2003 - The Supervisory Board of Ahold today announced that it has accepted the resignation of Jim Miller, President and Chief Executive Officer of U.S. Foodservice and a member of the Corporate Executive Board of Ahold.

Mr. Miller has served as President and CEO of U.S. Foodservice since 1997, and was appointed to the Ahold Corporate Executive Board in 2001. Until a new CEO for U.S. Foodservice is named, Robert G. Tobin will serve as interim Chief Executive Officer. Mr. Tobin is a member of the Ahold Supervisory Board since 2001. He is the former Chairman and CEO of Stop & Shop, which he joined in 1960. In 1998 he was appointed President and CEO of Ahold USA as well as to the Ahold Corporate Executive Board from which he retired in 2001. Mr. Miller has agreed to assist Mr. Tobin in the transition.

The Supervisory Board has taken this decision in light of the results of the forensic accounting work conducted by PricewaterhouseCoopers, announced by Ahold on May 8, 2003, which had identified total overstatements of pre-tax earnings of approximately USD 880 million for the period April 1, 2000 (the date of the acquisition of U.S. Foodservice) to December 28, 2002 (the end of Ahold's 2002 fiscal year). The internal legal investigation into accounting irregularities at U.S. Foodservice and the possible involvement of U.S. Foodservice personnel continues in close cooperation with the PricewaterhouseCoopers' forensic accounting work.


Ahold Corporate Communications: +31.75.659.57.20


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302